

Mail Stop 4720

September 29, 2009

Via U.S. Mail and Facsimile

James H. McGuire
Chairman of the Board
Averion International Corp.
225 Turnpike Road
Southborough, Massachusetts 01772

> **Re:** **Averion International Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 4, 2009**
> **File No. 000-50095**
>
> **Schedule 13E-3**
> **Filed on September 4, 2009**
> **File No. 005-81151**
>
> **Schedule 13D/A**
> **Filed July 2, 2008 by Comvest Partners II, LLC, Comvest Group**
> **Holdings LLC and M. Falk**
> **File No. 005-81151**
>
> **Schedule 13D/A**
> **Filed November 9, 2007 by P. Lavin**
> **File No. 005-81151**

Dear Mr. McGuire:

 We have reviewed the above filings and have the following comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Company's preliminary proxy statement, unless otherwise indicated.

The purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the information statement.

Preliminary Information Statement on Schedule 14C

General

1. Please include the form of the transmittal letter as an appendix to your information statement.

2. Please clearly identify each of the shareholders who adopted the resolutions approving the reverse/forward stock split by written consent. In this regard, we also note disclosure on page 2 stating that all members of the Board and "certain" executive officers voted to adopt the resolutions. Please revise to clarify.

3. Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13e-3 and furnish the required disclosures. In addition to owning approximately 50.54% of the outstanding common stock of the company, ComVest Investment Partners II, LLC presented the option of a going private transaction to the Board and was amongst the shareholders that adopted the resolutions approving the reverse/forward stock split. Based on these facts, we believe that ComVest Investment Partners II, LLC has incurred a Schedule 13E-3 filing obligation separate from that of the other issuer. Please revise to include Comvest Investment Partners, LLC II as a filing person.

4. Mr. Rodriguez is a director of the company. In addition to Mr. Falk, Mr. Rodriguez is also an affiliate of Comvest, the majority shareholder that approved the reverse/forward stock split. Please advise us of why Mr. Rodriguez is not named as a filing person on the Schedule 13e-3. For guidance, we refer you to No. 201.05 of the Rule 13e-3 Compliance and Disclosure Interpretations available on our website at www.sec.gov.

5. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to the preceding comments. For example, include a statement as to whether such person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which it relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19

and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered may be different from those of the subject company, which should be reflected in the disclosure.

Forward-Looking Statements, page 1

6. Please note that the safe harbor provisions of the Private Securities Litigations Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend your information statement to remove any references to such safe harbor provisions and include disclosure in the information statement stating that the safe harbor provisions in the Forms 10-K and 10-Q incorporated by reference into the information statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction.

Summary of Terms of Reverse/Forward Stock Split, page 2

7. Please revise the summary term sheet to summarize, in bullet point format, the most material information in the document, as required by Item 1001 of Regulation M-A. For example, revise the summary term sheet to (among other things):

- disclose the fairness determination made by each filing person;

- include disclosure clarifying that the Board did not seek an independent fairness opinion for the transaction and that the valuation consultant has not rendered an opinion on the fairness of the transaction;

- summarize all conflicts of interest of the board and the filing persons;

- include the names of the major stockholders who will remain after your going private transaction, any current relationship between those stockholders and the company or its affiliates, and the number and percentage of post-split outstanding shares that each of those shareholders will hold after the reverse stock split;

- include cross-references to the more detailed discussions later in the document, as required by Item 1001.

In addition, consider combining the Summary Term Sheet and the Question and Answer sections to avoid unnecessary repetition.

8. Please address whether a shareholder owning more than 20,500 shares in aggregate but holding the shares in multiple accounts with less than 20,500 shares each will be cashed out unless he or she consolidates these positions prior to the reverse/forward stock split.

9. This section indicates that the Board may choose to abandon the transaction, "if it determines that abandoning the Reverse/Forward Stock Split is in our best interests and those of our stockholders." Please expand this disclosure to discuss conditions in which the Board might consider not going through with the reverse/forward stock split, and to discuss how the Board will provide notice to security holders of such a decision.

Questions and Answers About the Reverse/Forward Stock Split , page 5

10. Please provide a question and answer that addresses how the cash out price of $0.01 was determined.

11. Please provide a question and answer informing shareholders of the procedures they will need to follow to receive their cash payments, the timing of such payments and whether they will receive interest on the cash payments from the effective date of the reverse stock split.

Background and Timing of the Reverse/Forward Stock Split, page 11

12. We note that some of the factors described in your discussion of the decision to enter into this transaction, including the Hesperion acquisition and the increased disclosure obligations that were becoming applicable to you under Section 404 of the Sarbanes-Oxley Act, were present at the time ComVest first indicated that it desired that the Company become private. Please expand your disclosure to discuss why the Board determined that it was in the best interests of the Company and its stockholders to suspend discussion of the Reverse/Forward Stock Split at that time, and why you are undertaking the transaction at this time.

13. In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board, the Special Committee, the legal and financial advisors and any shareholders regarding the options considered for the company between February 2008 and the August 2009. For example, please revise to disclose:

    *   the advantages and disadvantages of each alternative to going private explored by the Board at the March 12, 2008 meeting that led the Board to conclude that the Company would benefit most by pursuing a going private transaction;

- whether the Special Committee considered any alternatives to the reverse/forward stock split structure when considering the advantages and disadvantages of that structure at the April 8, 2008 meeting; **and,**

- the strategic alternatives discussed amongst Edgemont and the Board during 2008 and 2009, the details of the proposed third party offer and greater detail regarding the Board's rationale for rejecting the proposed terms.

Financial Effect and Accounting Consequences of the Reverse/Forward Stock Split, page 17

14. Please revise to provide the ratio of earnings to fixed charges for the two most recent fiscal years and interim periods. See Item 1010(c)(4) of Regulation M-A.

15. We note that as of December 31, 2008, the Company reported a net operating loss carry-forward of approximately $5.8 million. Disclosure suggests that the loss carryover would expire starting in 2025. The ability to utilize this loss carry-forward is dependent on the Company's ability to generate a taxable income prior to its expiration. Expressly disclose, if true, that the surviving company and the remaining shareholders will be beneficiaries of these net operating loss carry-forwards. See Instruction 2 to Item 1013 of Regulation M-A.

16. In your revised 13E-3 filing, including affiliates, as requested above, please amend your disclosure to include the description to include the effect of the Rule 13e-3 transaction on the affiliates' interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

Fairness of the Reverse/Forward Stock Split to Stockholders, page 24

17. You disclose that the company never received any "bona fide" offers for the merger or consolidation of the company. Supplement your disclosure to define what constitutes a "bona fide" offer. Were offers that the Board considered yet subsequently rejected, not considered "bona fide" or were there other criteria that the Board used to assess whether an offer, even if ultimately rejected, constituted a bona fide offer?

Financial Analysis Performed by Management, page 26

18. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure to address

whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. For example, revise to address:

- whether or not the Board or Special Committee considered the going concern value or liquidation value of the company; and,

- why a $0.01 per share value is substantively fair given that the historical stock prices have ranged from a low of $0.005 to a high of $0.08 during the first and second quarters of 2009.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

19. Please explain here, and in the discussion titled, "The Reverse/Forward Stock Split Includes the Opportunity to Remain a Stockholder" on page 33, any difficulty that security holders may have in trying to acquire common stock prior to the reverse/forward stock split transaction, and explain that all stockholders who may want to acquire greater than 20,500 shares may be unable to do so.

Independent Valuation by Third Party Valuation Consultant, page 27

20. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by the Valuation Consultant during the Board and Special Committee's evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A.

21. Disclose, or confirm that you have disclosed, all of the financial forecasts that management and/or the Board provided to the Valuation Consultant or any projections that the advisor developed. In addition, disclose and quantify the material assumptions underlying the forecasts.

Appraisal Rights, page 39

22. We note your disclosure here, and elsewhere throughout the information statement, that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in choosing the structure of this going private transaction.

23. Further, please briefly outline any other rights, besides appraisal rights, that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M-A for guidance.

Security Ownership of Certain Beneficial Owners and Management, page 44

24. Please show the effect of the reverse/forward stock split on the percentage of shares held by each executive officer, director and beneficial owner.

Schedule 13D/A filed July 2, 2008 by Comvest Partners II, LLC, Comvest Group Holdings LLC and M. Falk

Schedule 13D/A filed November 9, 2007 by P. Lavin

25. We note that Comvest and Messrs. Lavin and Falk provided written consents to adopt the resolutions pertaining to the going private transaction in August 2009. Other than the amended Schedule 13Ds filed in July 2008 by Comvest entities and Mr. Falk and in November 2007 by Mr. Lavin, no amendments to the Schedules 13D appear to have been filed that reflect the filing parties' plans and actions taken with regard to the company going private. Please advise us of why no such amendments were made. We may have further comment.

Closing Comments

As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with the amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

James H. McGuire
Averion International Corp.
September 29, 2009
Page 8

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

Please direct any questions to Michael Rosenthall at 202-551-3674 or in his absence to, to the undersigned at 202-551-3757. You may also contact us via facsimile at (202) 772-9198. Please send all correspondence to us at the following ZIP code: 20549-4720.

Sincerely,

Mellissa Campbell Duru
Special Counsel

cc: Adam C. Lenain, Esq.
       Foley and Lardner LLP
       402 W. Broadway, Suite 2100
       San Diego, California 92101
       Phone: 619-685-4604
       Fax: 619-234-3510